August 19, 2014

Michael R. Clampitt
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	F & M Bank Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 14, 2014
File No. 333-194739

Dear Mr. Clampitt:

F & M Bank Corp. (the “Company,” “we,” “our” or “us”) has received your letter dated July 21, 2014, containing comments on the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  This letter on behalf of the Company responds to each of the comments set forth in your letter.

The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Registration Statement on Form S-1

General

1.
We note your revision and response to comment 4 in our letter dated April 16, 2014 and reissue in part. Please revise to describe how your decision to immediately deposit proceeds from your best efforts offering effects investors. For example, if true, disclose that investors’ purchases are nonrefundable and will be immediately available to you upon closing, which will be determined at your discretion. Refer to

Item 501(b)(8)(iii) of Regulation S-K. Further revise to disclose that you may conduct multiple closings of the offering at any time, as noted on page 31.

As requested, we have so revised our disclosure in the Amendment.

2.	Please file all outstanding exhibits with your next amendment.

All outstanding exhibits have been filed with the Amendment.

*           *           *           *           *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (540) 896-8941 or our counsel, Charles W. Kemp at Williams Mullen, at (804) 420-6929.

           Thank you for your assistance in this matter.

Yours truly,

/s/ Neil W. Hayslett

Neil W. Hayslett
Executive Vice President and Chief Administrative Officer